KEVIN M. LIPPERT
Direct: 312-840-4313
Facsimile: 312-275-7639
E-mail: klippert@shefskylaw.com

IN REFERENCE TO: 025285-34

October 12, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Duc Dang
Ms. Erin E. Martin
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Inland Real Estate Corporation
Registration Statement on Form S-3
Filed May 4, 2012
File No. 333-181164

Dear Mr. Dang and Ms. Martin:

We are writing on behalf of our client, Inland Real Estate Corporation (the “Company”), in response to the comments contained in your letter dated May 18, 2012.  For your convenience we have reproduced your comments in this letter and included the Company’s response directly below each comment.

1.             We note that you intend to file the form of indenture by amendment. Please note that the form of indenture, which may be open-ended, must be filed with, and qualified upon the effectiveness of, the registration statement to which it relates and revise accordingly. Please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 212.19 for guidance.

RESPONSE:

In response to your comment, on October 12 the Company filed an amendment no. 1 to its registration statement, which has been submitted to the Commission via EDGAR. An “open-ended” form of indenture has been incorporated into the amendment as Exhibit 4.7 by reference to Exhibit 4.4 to the Company’s Form S-3ASR registration statement filed with the Commission on September 23, 2011 (file number 333-176978).

Mr. Duc Dang
Ms. Erin E. Martin
August 28, 2012
Page 2 of 2

2.             We note that you intend to file the Form T-1 by amendment. Please note that when a trustee is to be designated on a delayed basis, the Form T-1 must separately be filed under the form type, “305B2.” Refer to the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 220.01 for guidance.

RESPONSE:

In response to your comment, on October 12, 2012 the Company filed an amendment no. 1 to the Company’s registration statement, which has been submitted to the Commission via EDGAR. The amendment indicates by footnote that any Form T-1 will be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

Please contact us if there is any other information you need before the Company requests acceleration of the effectiveness of its registration statement.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Kevin M. Lippert
Kevin M. Lippert

cc:	Mark E. Zalatoris
Beth Sprecher Brooks, Esq.
Brett A. Brown
Michael J. Choate, Esq.